UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

PRICE LEGACY CORP
------------------------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------------------------
(Title of Class of Securities)

74144P106
------------------------------------------------------------
(CUSIP NUMBER)


Jeffrey Bronchick, CIO
Reed, Conner & Birdwell, LLC
11111 Santa Monica Boulevard, Suite 1700
Los Angeles, CA  90025
Tel No. (310) 478-4005
------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


January 16, 2004
-----------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP:  74144P106

---------------------------------------------------------------
1  NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
   PERSONS (ENTITIES ONLY)

   Reed Conner & Birdwell, LLC. I.R.S. Identification No. 95-4833644

---------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							(a)  [   ]
   N/A							(b)  [   ]

---------------------------------------------------------------
3	SEC USE ONLY

---------------------------------------------------------------
4	SOURCE OF FUNDS

	00
---------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [   ]

      N/A

---------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

---------------------------------------------------------------
NUMBER OF	7	SOLE VOTING POWER		O
SHARES		---------------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER		3,461,125
OWNED BY	---------------------------------------------
EACH		9	SOLE DISPOSITIVE POWER		0
REPORTING       ---------------------------------------------
PERSON WITH	10	SHARED DISPOSITIVE POWER	3,461,125

---------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

	3,461,125

---------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*						[    ]

---------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.97%




---------------------------------------------------------------
14	TYPE OF REPORTING PERSON

	IA

Cusip # 74144P106
Item 1: Reporting Person, Donn B. Conner*
Item 4: OO
Item 6: USA
Item 7: 3,461,125
Item 8: None
Item 9: 3,461,125
Item 10: None
Item 11: 3,461,125
Item 13: 9.97%
Item 14: IN

Cusip # 74144P106
Item 1: Reporting Person,Jeffrey Bronchick*
Item 4: OO
Item 6: USA
Item 7: 3,461,125
Item 8: None
Item 9: 3,461,125
Item 10: None
Item 11: 3,461,125
Item 13: 9.97%
Item 14 IN


* Collectively referred to herein as "Control Persons"


Item 1.	Security and Issuer

The title of the class of equity security to which this statement relates is the Common Stock of PRICE LEGACY CORP whose principal executive offices are located at 17140 Bernardo Center Drive, Suite 300, San Diego, CA 92128

Item 2.	Identity & Background

(a)	Reed Conner & Birdwell, LLC.
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	Investment Adviser
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Donn B. Conner
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	President & CEO of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Jeffrey Bronchick
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	CIO of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Reed, Conner & Birdwell, LLC. in its capacity as an investment adviser will purchase on behalf of its' clients. No monies are borrowed for such an acquisition.


Item 4.	Purpose of Transaction

RCB changed its filing status in August, 2003 to 13-D after the company revealed that it's Board of Director's was engaged in a lawsuit with one of its largest shareholders over the strategic future of the company. Since that time, the lawsuit has been settled and the company has embarked on a recapitalization and restructuring plan that appears to be a reasonable compromise with which to pursue value for the common shareholders. Therefore, we are withdrawing our "D" status to revert to a more passive investment stance.

Item 5.	Interest in Securities of the Issuer

(a) & (b) The Reporting Person has discretionary investment and voting power on 3,461,125 shares of common stock which constitutes approximately 9.97% of shares outstanding. All ownership percentages herein assume that there are
34.732 MM shares outstanding.

(c)	Transactions made by RCB within the last sixty days:


DATE		TYPE	SHARES	PX
11/24/2003	OPEN	840	3.61
11/26/2003	CLOSE	68	3.73
12/1/2003	OPEN	1,701	3.64
12/3/2003	CLOSE	2,570	3.13
12/3/2003	CLOSE	279	2.70
12/11/2003	CLOSE	410	2.58
12/12/2003	OPEN	390	3.87
12/17/2003	CLOSE	798	3.23
12/22/2003	CLOSE	102	3.19
12/22/2003	CLOSE	129	3.23
12/31/2003	CLOSE	1,685	4.11
1/5/2004	CLOSE	56	3.03
1/5/2004	CLOSE	144	3.73
1/6/2004	CLOSE	67	3.97
1/8/2004	OPEN	760	3.88
1/14/2004	OPEN	770	4.02
1/15/2004	CLOSE	26	3.65
1/15/2004	OPEN	1,330	4.00
1/16/2004	CLOSE	770	4.02
1/20/2004	CLOSE	940	3.36
1/20/2004	OPEN	1,150	4.04


(e) RCB changed its filing status in August, 2003 to 13-D after the company revealed that it's Board of Director's was engaged in a lawsuit with one of its largest shareholders over the strategic future of the company. Since that time, the lawsuit has been settled and the company has embarked on a recapitalization and restructuring plan that appears to be a reasonable compromise with which to pursue value for the common shareholders. Therefore, we are withdrawing our "D" status to revert to a more passive investment stance.


Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

Reed, Conner & Birdwell, LLC. and its' Control Persons entered into a joint filing agreement on January 16, 2004.


Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement by RCB and its' control persons.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2004

Reed Conner & Birdwell, LLC.

By:  /S/ Donn B. Conner
----------------------------------
Donn B. Conner, President & CEO

By:  /S/ Jeffrey Bronchick
----------------------------------
Jeffrey Bronchick, CIO

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(F)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer."
The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules there under may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated: January 16, 2004


By: /S/ Donn B. Conner
-----------------------------------
Donn B. Conner, President & CEO


By: /S/ Jeffrey Bronchick
-----------------------------------
Jeffrey Bronchick, CIO